NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

       NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Russel Metals Inc. (the "Company") will be held in the Ketchum Room, The Toronto Board of Trade, 1 First Canadian Place, 3rd Floor, Toronto, Ontario at 4:30 o'clock in the afternoon (Toronto time) on Thursday, April 24, 2003 for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2002 together with the report of the auditors thereon;
2.	To elect directors;
3.	To appoint auditors and to authorize the directors to fix their remuneration; and
4.	To transact such further or other business as may properly come before the meeting or any postponement or adjournment thereof.

By Order of the Board,

/S/ W. M. O'Reilly
WILLIAM M. O'REILLY,
Secretary

Mississauga, Ontario
March 3, 2003

NOTE:

Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.  Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.